Kane Kessler, P.C. 600 THIRD AVENUE, 35th FL NEW YORK, NEW YORK 10016-1901 TEL 212.541.6222 FAX 212.245.3009 WWW.KANEKESSLER.COM

November 7, 2024

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Mergers & Acquisitions

100 F Street, N.E.

Washington, D.C. 20549

Re:	TechPrecision Corporation (the “Company”)
PREC14A filed on October 28, 2024 (the “Proxy Statement”)
Filed by Wynnefield Partners Small Cap Value, L.P. I, et al. (together, “Wynnefield”)
SEC File No. 1-41698

Ladies and Gentlemen:

On behalf of Wynnefield, we are submitting responses to the comment letter of the Staff (the “Staff”) of the United States Securities and Exchange Commission, dated November 5, 2024 (the “Staff Letter”), with regard to the above-referenced Proxy Statement filed by Wynnefield.

For ease of reference, the comments in the Staff Letter are reproduced in bold italicized form below. Terms that are not otherwise defined have the meanings ascribed to them in the Proxy Statement.

PREC14A filed October 28, 2024

Cover Page

1.	Specifically identify the participants in this solicitation here, or include a reference to Annex A where those participants are listed.

Wynnefield acknowledges the Staff’s comment and has revised the Proxy Statement accordingly. Please see the cover page of the Proxy Statement.

Background of this Proxy Solicitation, page 5

2.	Where you present facts and figures in the proxy statement, please revise to provide citations to enable shareholders to identify the source of such information. One example of information that should include cites appears in the third bullet point on page 5: "On November 29, 2023, the Company announced that it had entered into a stock purchase agreement (the 'Votaw SPA') to acquire all of the outstanding shares of Votaw Precision Technologies, Inc. ('Votaw') for a total purchase price of $110 million, which included a closing payment of $70 million, seller financing of $15 million and an earnout of up to $25 million." Here and throughout the proxy statement, where citations have not already been provided, please revise to include them.

Wynnefield acknowledges the Staff’s comment and has revised the Proxy Statement accordingly. Please see the pages 5 and 7 through 11 of the Proxy Statement.

Election of Directors, page 13

3.	Where you reference the availability of information about the Company's nominees on page 13, revise to provide disclosure like that presented on page 25 to include the Commission's website address and explain to shareholders that they can access the Company's proxy statement, and any other relevant documents, without cost on the Commission's website. See Item 7(f) of Schedule 14A.

Wynnefield acknowledges the Staff’s comment and has revised the Proxy Statement accordingly. Please see the page 13 of the Proxy Statement.

Stockholder Nominations and Proxy Access, page 23

4.	It appears the reference to October 30, 2025, in the last paragraph on page 23 may be typo, based on the reference to October 20, 2025, in the first paragraph of this section. Please revise or advise.

Wynnefield acknowledges the Staff’s comment and has revised the Proxy Statement accordingly. Please see the page 24 of the Proxy Statement.

If you should have any questions about this letter or require further information, please do not hesitate to contact the undersigned. Thank you for your assistance.

Very truly yours,

/s/ Jeffrey S. Tullman

Jeffrey S. Tullman

cc:	Nelson Obus, Wynnefield Capital, Inc.
Robert D. Straus, Wynnefield Capital, Inc.
Jonathan Zalkin, Kane Kessler, P.C.